Exhibit 99.1

Sapiens Announces Enhancements to its Life and Annuities Insurance Suite

The Sapiens L&A core suite features enhanced group functionality, improved digital capabilities, a set of new DevOps tools for greater usability and automation, and a configuration tool for rapidly launching products to market

Holon, Israel – December 19, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the general availability of the Sapiens ALIS 8 policy administration suite (Sapiens ALIS) for life insurance companies worldwide.

The Sapiens ALIS 8 suite features enhanced group functionality, and improved investment features and new digital capabilities, including ecosystem connectivity. It also includes a set of new DevOps tools for greater usability and automation, and a configuration tool for rapidly launching products to market.

The rich software suite features an enhanced group module designed to flexibly and speedily handle changes in membership. The group module also possesses dashboards that display summary information for groups, as well as process monitoring.

Sapiens ALIS 8 is pre-integrated with the full Sapiens Digital Suite and digital capabilities have been enhanced via adaptors. The suite contains Sapiens Intelligence for Life and Annuities, including predictive analytics capabilities.

A new set of DevOps tools shorten and ease ongoing activities and maintenance of ALIS, and provide an advanced environment for rapid and seamless deployments, real-time system monitoring and automated testing.

The tools enable installation of the Sapiens ALIS suite in its entirety via a single click; comprehensive logging and monitoring utilizing common, open-source platforms and a framework for the simple setup of test cases; and an established insurance testing library.

The Smart Suite tool ensures speed to market via preconfigured product libraries and a best practices-based implementation, leveraging Sapiens’ experience across multiple geographies. The featured best practices, methodologies and business processes will result in seamless collaboration with customers and simplified modifications.

ACT, the new configuration tool in Sapiens ALIS 8, empowers insurers’ business users to rapidly launch products and propositions to the market. Carriers can agilely create products and quickly define their business processes, to best suit today’s changing environment.

“Our innovative DevOps tools have taken the already user-friendly Sapiens ALIS suite to the next level of intuitive design,” said Alex Zukerman, head of corporate strategy, Sapiens. “Business users will benefit from a simple and yet powerful experience, and ACT will allow insurers to speedily get new products to market.”

“I would like to thank the Sapiens employees who worked tirelessly to make Sapiens ALIS 8 a reality,” said Roni Al-Dor, Sapiens president and CEO. “This new version is a result of the helpful customer feedback we received during user forums and customer site visits. We will continue to invest in improving Sapiens ALIS, one of our flagship products.”

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com